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[Simpson Thacher & Bartlett LLP letterhead]

June 28, 2005

VIA EDGAR AND FEDERAL EXPRESS

Lesli Sheppard
Senior Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

  Re:
  Rockwood Holdings, Inc. Registration Statement on Form S-1
  File No. 333-122764

Ladies and Gentlemen:

        On behalf of Rockwood Holdings, Inc. (the "Company"), we hereby submit for your review Amendment No. 2 ("Amendment No. 2") to the above-referenced registration statement (the "Registration Statement") of the Company originally filed with the Securities and Exchange Commission (the "Commission") on February 11, 2005, pursuant to the Securities Act of 1933, as amended. An electronic version of Amendment No. 2 has been concurrently filed with the Commission through the Commission's electronic data gathering, analysis and retrieval ("EDGAR") system. We have enclosed four copies of Amendment No. 2, which have been marked to show changes made to the Registration Statement.

        In addition, we are providing the following responses to the comments contained in the comment letter of the staff of the Commission (the "Staff") to the Company, dated June 2, 2005, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff's letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2, unless otherwise noted.

FORM S-1 AMENDMENT NUMBER ONE FILED MAY 13, 2005

Comments applicable to your overall filing

1.
Please address the following comments as appropriate to both Rockwood Holdings and Dynamit Nobel.

          The Company understands the Staff's comments are applicable to Dynamit Nobel as well as Rockwood Holdings. In response to the Staff's comment, the Company has made corresponding changes where appropriate to the Dynamit Nobel disclosure.

2.
We note your response to our prior comment regarding your Iranian subsidiary. Please identify the indirect subsidiaries that sold chemicals to customers and distributors in Iran, and advise us whether they are wholly-owned indirect subsidiaries. Advise us also whether the sales in 2004 are the only sales those subsidiaries have made into Iran, and whether the subsidiaries are parties to contracts pursuant to which future sales may be made into Iran. If they are parties to such contracts, describe the material terms of the contracts. Please also advise us whether any of the sales into Iran have been sales to the Iranian government, or to enterprises owned or controlled by the Iranian government. We may have further comment.

          In response to the Staff's comment, the Company respectfully informs the Staff of the following:

          Three of its subsidiaries, all non-U.S. persons, sold to customers and distributors in Iran: Chemetall GmbH, which is organized under the laws of Germany, Chemetall Italia s.r.l., which is organized under the laws of Italy, and Chemetall plc, which is organized under the laws of the United Kingdom. These wholly owned subsidiaries are indirectly owned through several foreign and domestic holding companies and were acquired in connection with the acquisition of the Dynamit Nobel businesses in July 2004. The products sold are degreasing and phosphating chemicals used for cleaning, corrosion prevention and paint adhesion, primarily for the automotive industry. These subsidiaries have not sold, and are not now selling, to the Iranian government; however, three of the customers are entities owned by the Iranian government.

          These subsidiaries had aggregate sales into Iran in 2004 and 2003 of approximately €0.8 million and €2.9 million, respectively. These subsidiaries also had sales into Iran in years prior to 2003. In 2005, Chemetall GmbH has budgeted sales into Iran of €639,271, while Chemetall Italia s.r.l. has budgeted sales of €160,000. Chemetall plc has no budgeted sales with Iranian companies in 2005, but expects sales of approximately £5,000.

          Chemetall GmbH is also party to two license agreements with Iranian entities, one with Goharfam Manufacturing Company and the other with Puyarang Co. Both of these entities are privately-owned. Chemetall GmbH licenses to these entities certain surface treatment technology for metal surfaces. In particular, the products are used as pre-treatment chemicals to facilitate painting and cleaning of metal surfaces. The scope of the license agreements is limited in that they do not provide these entities with the formulas for our end-products. Instead, Chemetall GmbH delivers some formulated components and provides the technology regarding additional components and concentrations the entities must add to make the end product.

          The Goharfam license agreement is terminable each year at its anniversary date upon Chemetall's giving notice of such termination three months prior to the anniversary date; if a termination notice is not given, the agreement automatically extends for an additional year. The Puyarang license agreement contains similar termination provisions, except that it is terminable every two years rather than annually. Under the Puyarang license agreement, Puyarang may manufacture and sell products only to the automotive group of S.A.I.P.A. Co. Under the Goharfam license agreement, Goharfam may manufacture and sell products to any customer other than the automotive group of S.A.I.P.A. Co; these customers would also operate in the automotive industry.

          In addition, another wholly owned, indirect subsidiary, also a non-U.S. person, has, in the past, sold to customers and distributors in Iran as well: Rockwood Additives Limited, which is organized under the laws of the United Kingdom. The products sold were mainly paint thickeners for decorative paint, although this subsidiary sold drilling mud thickeners in 2002. Sales by Rockwood Additives Limited into Iran in 2004, 2003 and 2002 were approximately £0.4 million each year. None of those sales were made to the government of Iran or any government owned businesses. Rockwood Additives Limited has not made any sales to Iranian companies since September 2004 and does not intend to make any such sales in the future.

3.
Please discuss the bases of your conclusion that your subsidiaries' sales into Iran, a country identified as a state sponsor of terrorism and subject to U.S. economic sanctions, do not present sufficient risk of harm to your reputation and share value as to make them material to the company, or cause them to pose a material investment risk to your security holders.

          In response to the Staff's comment, the Company respectfully informs the Staff that its conclusion that its subsidiaries' sales into Iran do not present sufficient risk of harm to its reputation and share value as to make such sales material to it or cause such sales to pose a material investment risk to its security holders is based on several factors.

          Most important, it does not believe that its subsidiaries' sales into Iran violate any United States or foreign law. Generally, the Iranian Transaction Regulations prohibit a U.S. person from doing business in Iran or, directly or indirectly, approving, financing, facilitating or guaranteeing any transaction by a foreign person where the transaction would be prohibited if performed by a U.S. person. The Company does not engage in any of such prohibited conduct. There is no involvement, directly or indirectly, in terms of approval, financing, facilitation or guarantee by any U.S. person employed by the company or any of its U.S. affiliates. No goods produced in the United States are sold into Iran, and no raw materials of U.S. origin are used in producing the products sold into Iran. Rather, the Company's non-U.S. subsidiaries make sales into Iran as part of their ordinary course of business—as they have done for many years—without seeking authorization from the Company or any of its U.S. affiliates, and in compliance with applicable foreign law.

          The Company's conclusion is further based on the fact that its subsidiaries' highly limited sales volume into Iran represents a de minimis portion of its net sales, that its customers are commercial enterprises and that the applications for which the products are used are non-military.

Prospectus Summary, page 1

4.
We note your response to our prior comment 9. We continue to believe that balancing disclosure of your history of net losses should be included in your summary. In that regard, we reissue prior comment 9.

          In response to the Staff's comment, the Company has revised the "Prospectus Summary—Our Company—Risks Related to Our Business Strategy" section accordingly to add disclosure relating to its history of net losses.

Risks Relating to our Business Strategy, page 3

5.
Please revise to disclose your leveraged position without giving effect to the offering. We note your disclosure on page 93 that as of December 31, 2004, you had total indebtedness of $3,380.6 million.

          In response to the Staff's comment, the Company has revised the "Prospectus Summary—Our Company—Risks Related to Our Business Strategy" section accordingly to disclose our leveraged position without giving effect to the offering.

6.
We continue to believe that you should highlight the risk to unaffiliated shareholders from a significant amount of the proceeds going to insiders as set forth in prior comment 17.

          In response to the Staff's comment, the Company added disclosure under "Risk Factors—Risk Factors Relating to Our Business—Control—Affiliates of KKR and DLJMB control us and may have conflicts of interest with us or you." In addition, the Company expanded the disclosure in the "Prospectus Summary—The Offering" and "Use of Proceeds" sections by, among other things, adding the total percentage of net proceeds that will be paid to affiliates. Finally, the Company respectfully notes that extensive disclosure relating to these payments has been made elsewhere in the "Prospectus Summary—The Offering," "Use of Proceeds" and "Related Party Transactions—Agreements with KKR, DLJMB and/or Management" sections of the prospectus.

          The Company further respectfully informs the Staff that it believes that its decision to use a portion of the net proceeds to repay such indebtedness and to redeem such dividend-accruing preferred stock will benefit its stockholders by improving its financial position.

Acquisitions, page 4

7.
We note your response to our prior comment 16. Please revise your Summary to briefly describe, with more detail in your Business section, the KKR Acquisition. In that regard, we reissue prior comment 16.

          In response to the Staff's comment, the Company has revised the "Prospectus Summary" section accordingly.

Unaudited Pro Forma Condensed Combined Information

8.
We note your response to prior comment 42. Note 2 to the financial statements indicates that the Dynamit Nobel acquisition was financed by total debt of $2.3 billion whereas pro forma adjustment (b) indicates that $3.3 billion of debt was obtained due to the acquisition. Please disclose the difference between the two amounts.

          The Company respectfully informs the Staff that, in connection with the Dynamit Nobel acquisition, it incurred approximately $3.3 billion in debt, approximately $1.0 billion of which was used to repay outstanding debt. Accordingly, the Company incurred $2.3 billion of additional debt in connection with the acquisition financing. The Company revised the disclosure under "Unaudited Pro Forma Condensed Combined Information" accordingly to clarify this difference.

9.
Given that adjustment (b) is calculating the pro forma interest expense for the year ended December 31, 2004, it is not clear why your calculation only uses debt balances outstanding at December 31, 2004 instead of debt balances throughout the period for which your are giving pro forma effect. Please also break out this adjustment into 2 components: additions to interest expense due to new debt and decreases in interest expense due to extinguishments of existing debt. Each of these components should show precisely how the amount was computed. Specifically disclose the amount of each debt being repaid or issued multiplied by its interest rate and arrive at the amount of interest expense to be deducted or added in the pro forma adjustment. For debt that incurs interest at a variable rate, you should use the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect. Please also disclose the average interest rate used for each period and the indexed rate (LIBOR+x% or prime+x%) of the new debt. Make the appropriate revisions.

          In response to the Staff's comment, the Company revised the pro forma calculation of interest expense to take into account the average debt balances outstanding during the year at the applicable average currency exchange rates on a pro forma basis. The revised interest expense decreased $10.3 million for the year ended December 31, 2004 from $200.2 million to $189.9 million and the pro forma net loss for the year ended December 31, 2004 decreased by $6.5 million from $160.6 million to $154.1 million. The Company revised the disclosure under "Unaudited Pro Forma Condensed Combined Information" accordingly.

Management's Discussion and Analysis

Results of Operations, page 65

10.
We note your response to prior comment 14. On pages 68, 70, and elsewhere you continue to discuss gross margin, revenue and other GAAP financial statement lines items which exclude amounts that are included when calculated in accordance with GAAP and when presented in your statement of operations. These amounts constitute non-GAAP measures and therefore would require you to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. In addition, you could instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions. Refer to Question 17 of our FAQ Regarding the Use of Non-GAAP Financial Measures.

          In response to the Staff's comment, the Company has revised the disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" accordingly.

Dynamit Nobel

Year ended December 31, 2003 compared to year ended September 30, 2002, page 81

11.
We note your response to prior comment 51. You state that operating expenses in 2003 included $19.8 million of net non-recurring costs primarily related to net closure costs/costs of discontinuing businesses/operations of $14.7 million. Please clarify why these amounts would not be reported in discontinued operations in accordance with paragraphs 41 through 44 of SFAS 144.

          The Company respectfully informs the Staff that it concluded that the items included in the $14.7 million of Dynamit Nobel's non-recurring operating expenses described as primarily related to "net closure costs/costs of discontinuing businesses/operations" in 2003 did not meet the conditions in accordance with SFAS 144 for presentation as "discontinued operations" because none of the related assets represented a component of an entity, as defined in paragraph 41 of SFAS 144, except a majority interest in one subsidiary that was sold. The operation of such majority interest represented less than 1% of Dynamit Nobel's revenues, net income and/or total assets; as such it was not reported as a "discontinued operation" because it does not significantly affect the comparability of combined financial statements of Dynamit Nobel.

          To more appropriately characterize the components of the $14.7 million, the Company has revised the disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" to state the costs are "primarily related to net closure costs and net costs related to divested assets of $14.7 million." The Company has made similar changes within the rest of that paragraph as well.

Commitments and Contingencies, page 100

12.
We note that in several places throughout your discussion you state that certain issues will not have a material adverse effect on your "long-term" business, financial condition or results of operations. Please revise to clarify what you mean by "long-term." We may have further comment based on your revised disclosure.

          In response to the Staff's comment, the Company has revised the disclosure under the "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Liquidity—Commitments and Contingencies" section and related notes to the financial statements by deleting the term "long-term" throughout.

13.
We also note your disclosure that environmental matters "may have a material adverse effect on our results of operations or cash flows in any given accounting period." This is extremely vague. Please revise to specify the m

          In response to the Staff's comment, the Company has revised the "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital

  Resources—Liquidity—Commitments and Contingencies—Environmental Matters" section and related notes to the financial statements to clarify this disclosure.

Critical Accounting Policies

Deferred Taxes, page 107

14.
On page 109, you state that you determined during the fourth quarter that a full valuation allowance was required on the deferred tax assets related to the United States federal net operating loss carryforwards of $137.8 million. In addition you state that you have recorded a full valuation allowance during the fourth quarter on the deferred tax assets related to interest on the pay-in-kind loans and notes and senior discount notes. On page 19, you state that you had deferred tax assets of $136.4 million related to net operating loss carryforwards for which you have valuation allowances of $120.7 million. Given that $120.7 million is the total valuation allowance recorded at December 31, 2004 based on Note 9 to the financial statements, it is not clear how you have a full valuation allowance recorded on the deferred tax assets related to interest on the pay-in-kind loans and notes and senior discount notes as well as on the deferred tax assets related to the United States federal net operating loss carryforwards. Please clarify your disclosure.

          The Company respectfully informs the Staff that the valuation allowance of $120.7 million disclosed under "Risk Factors—Risks Relating to Our Business—Net Loss—We have a history of losses and may experience losses in the future and we cannot be certain that our net operating loss carryforwards will continue to be available to offset our tax liability" on page 19 included the deferred tax assets related to interest on the pay-in-kind loans and notes and senior discount notes as well as the deferred tax assets related to the United States federal net operating loss carryforwards. The valuation allowance recorded during the fourth quarter included $48.2 million related to the deferred tax assets on United States federal net operating loss carryforwards (including acquired net operating loss carryforwards) of $137.8 million, $34.1 million on the remaining net United States deferred tax assets including interest on the pay-in-kind loans and notes and senior discount notes, and $22.0 million related to certain foreign and state net operating losses (including $10.2 million for acquired foreign and state losses). The total valuation allowance as of December 31, 2004 consisted of $86.6 million on the $136.4 million of worldwide net operating loss carryforwards and $34.1 million for the net U.S. deferred tax assets including interest on the pay-in-kind loans and notes and senior discount notes. The disclosure under "Risk Factors—Risks Relating to Our Business—Net Loss—We have a history of losses and may experience losses in the future and we cannot be certain that our net operating loss carryforwards will continue to be available to offset our tax liability" on page 19 and "Critical Accounting Policies and Estimates" on page 120 have been expanded to clarify this point.

Business, page 118

15.
We note your response to our prior comment 60. Please revise to disclose this information in your Business discussion.

          In response to the Staff's comment, the Company has revised the "Business" section to add disclosure relating to the geographic breakdown of net sales and long-lived assets for the last three years under a new subsection entitled "—International Operations."

Rockwood Financial Statements

16.
Please update the financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

          The Company respectfully informs the Staff that it has updated the financial statements and corresponding financial information included in compliance with Rule 3-12 of Regulation S-X.

Note 3. Segment Information, page F-21

17.
We note your response to prior comment 83. You state that the corporate classification also includes the results of operations, assets (primarily real estate) and liabilities (including pension and environmental) of legacy businesses formerly belonging to Dynamit Nobel. Please disclose why these amounts were not allocated to the other reportable segments. Please also disclose why identifiable assets result in a negative balance at December 31, 2003 and December 31, 2004.

          In response to the Staff's comment, the Company has added disclosure with respect to the allocation of these amounts to the Company's business segments and the calculation of the identifiable assets to Note 3 to the Company's financial statements for the year ended December 31, 2004. The Company also reclassified the cash amounts within the Company's cash management programs previously reflected as cash and cash equivalents within Identifiable Assets in the operating segments to the Corporate segment to reflect more appropriately the legal ownership status of this cash within the Company's cash management programs in the periods presented.

Note 16. Business Restructurings and Asset Sales

2004 Restructuring Actions, page F-47

18.
Please clarify which specific restructuring charges compose the $31.4 million recorded in purchase accounting. Please explain how these charges meet the criteria of EITF 95-3.

          The Company respectfully informs the Staff that the $31.4 million restructuring charge recorded in purchase accounting as of December 31, 2004 consists of the following (dollars in millions):

Activity	Severance Costs	Relocation Costs	Facility Closure Costs	Total Restructuring Charges
Troisdorf (Corporate Offices): Closure	$8.0	$0.6	$4.6	$13.2
Custom Synthesis & Legacy: Closure and Involuntary Termination	2.9	0.5	0.4	3.8
Advanced Ceramics: Closure of New Lebanon, NY facility	0.6	1.9	0.2	2.7
Advanced Ceramics: Closure of Ebersbach, Germany facility (and Related Relocation)	0.5		1.2	1.7
Advanced Ceramics: Involuntary Termination	0.5			0.5
Specialty Chemicals: Elimination of Services Business	6.2	0.2		6.4
Specialty Chemicals: Oakite: Involuntary Termination	0.5			0.5
Specialty Chemicals: Involuntary Termination	0.4			0.4
Titanium Dioxide Pigments: Involuntary Termination	1.4			1.4
Johnson Matthey	0.9			0.9
Revisions pre year-end financial closing process		(0.5)	0.4	(0.1)

Total purchase accounting restructuring charges in 2004 from the Acquisitions	$21.9	$2.7	$6.8	$31.4
Historical (pre-Rockwood acquisition) Dynamit Nobel restructuring program(1)			3.6	3.6

Total purchase accounting restructuring charges including pre Acquisition amounts	$21.9	$2.7	$10.4	$35.0

(1)
Represents a restructuring reserve for the closure costs for a facility previously acquired by Finorga, an operating entity in the Custom Synthesis segment (now known as Groupe Novasep), as part of a prior acquisition (a facility inherited from this acquisition that was deemed to be duplicative). This reserve was in the opening balance sheet of Dynamit Nobel. The Company reassessed and approved the propriety of this reserve as a restructuring reserve in the opening balance sheet, noting these costs represented costs the Company was contractually obligated to incur as part of the closure and therefore met exit activity requirements of EITF 95-3.

          The Company believes these changes meet the criteria in EITF 95-3 based on the following:

  A.
  Prior to the Acquisitions of the Dynamit Nobel Businesses and the Johnson Matthey Pigments and Dispersions Business: Planned Actions

          In January 2004, the Company started performing due diligence as part of an auction for the purchase of the specialty chemical businesses of Dynamit Nobel from mg technologies ag. The due diligence was performed through April 19, 2004 when the Company signed a sale and purchase agreement. This transaction was consummated on July 31, 2004 (the "Consummation Date"). In addition, in March 2004, the Company started performing due diligence in connection with its potential acquisition of the Johnson Matthey pigments and dispersions business. This transaction was consummated on September 1, 2004.

          As part of the due diligence process related to the acquisitions, senior management (consisting of Seifi Ghasemi, the Company's Chairman and Chief Executive Officer, Bob Zatta, the Company's Senior Vice President and Chief Financial Officer, and Tom Riordan, the Company's Senior Vice President, Law & Administration) and the Company's Board of Directors agreed that the following restructuring actions would be finalized and implemented shortly after the closing of the acquisitions:

    •
    Senior management approved a plan prior to the Consummation Date to eliminate a minimum of 37 of the 64 positions in the corporate offices at Troisdorf, Germany and to relocate the remaining 27 employees to Frankfurt. Of the remaining 27 employees, certain employees/departments were not included in the initial 37 but were considered for termination because they were believed to be needed to assist with the offering of the 2014 notes and year-end financial closing process. Management's plan included termination of these seven individuals shortly after the transition phase was complete in early 2005. In total, management planned to terminate 44 employees.

    •
    One of the business units of the Custom Synthesis segment also utilized the Troisdorf facility. Of the 41 individuals employed by this business unit at Troisdorf, 14 were identified to be terminated and 27 to be relocated to Schlebusch, Germany.

      Legacy represents the remaining assets and liabilities of the various Dynamit Nobel businesses that were sold prior to the Dynamit Nobel acquisition, including land, buildings and pension obligations, and employed 35 persons. Of the 35, management planned to terminate 20 who appeared to be redundant.

      In total, management planned to terminate 34 employees.

    •
    The Advanced Ceramics segment had 14 manufacturing facilities, largely the result of acquisitions. As part of the due diligence process, management identified two facilities for closure: New Lebanon, New York and Ebersbach, Germany.

    •
    The Specialty Chemicals business consisted of (1) Fine Chemicals (Lithium), (2) Surface Treatment and (3) Services. The Services business provided support to both Fine Chemicals and Surface Treatment. Management identified the elimination of the Services business as a cost savings opportunity and planned to move Services' functions into their respective businesses.

    •
    Management identified headcount reductions, mainly in the sales force, at Oakite, a U.S. subsidiary of the Specialty Chemicals business.

    •
    Management also identified a selling, general and administrative headcount reduction due to the higher selling, general and administrative costs of the Dynamit Nobel businesses compared to Rockwood. Management believed a rationalization opportunity existed to eliminate up to 5% of the white-collar workforce at Advanced Ceramics, Specialty Chemicals and Titanium Dioxide Pigments.

    •
    Management determined that certain SG&A personnel at the Johnson Matthey pigments and dispersions business were redundant.

  In addition, one of the businesses in the Custom Synthesis segment, Rohner, had lost a major customer prior to the Dynamit Nobel acquisition. Dynamit Nobel management had initiated a restructuring plan to reduce costs to offset the significant loss in revenue. Rockwood management identified this facility as potentially requiring additional restructuring efforts in order to return the facility to profitability.

          The foregoing planned actions with respect to the Dynamit Nobel acquisition were discussed and approved by the Company's Board of Directors at a meeting of the Board of Directors in August 2004 and the status of these restructuring actions has been reviewed by the Board of Directors at each subsequent meeting.

B.
Post Dynamit Nobel Acquisition and Johnson Matthey Pigments and Dispersions Business Acquisition: Actions Taken

          Pursuant to the plan approved in August 2004, subsequent to the consummation of the Dynamit Nobel acquisition and the Johnson Matthey pigments and dispersions business acquisition, the following actions were taken:

    •
    Closure of the Troisdorf Facility.

    a.
    Involuntary Termination: Management's restructuring plan was formally approved on August 2, 2004 by the Supervisory Board of Dynamit Nobel AG at the Supervisory Board Meeting of Dynamit Nobel AG in Troisdorf, Germany. On that day, the Company communicated to the staff at Troisdorf the closing of the facility and the relocation to Frankfurt. The social plan for these actions was signed and approved by the Troisdorf, Germany works council on August 17, 2004. Under the social plan, an employee would be paid severance, on terms similar to other employees, if he or she did not accept the relocation package. A detail of the social plan, provided to each employee, included information sufficient to calculate his or her severance. The acceptance period expired in mid September. By September 30, 2004, 37 people had been terminated and 27 were to be relocated. The total estimated cost associated with the severance of these 37 employees was $3.0 million. The total relocation costs were estimated at $0.6 million.

        On April 11, 2005, in accordance with management's restructuring plan, Bob Zatta, Tom Riordan and Udo Pinger, the Company's General Counsel—Europe, communicated the additional termination of seven employees from the corporate offices at Troisdorf (consisting of the Dynamit Nobel chief financial officer, the accounting director, the chief information officer and his two staff and the individual running the public relations department and a Treasury staffperson). As planned, subsequent to the initial integration process, these individuals had become redundant. The total estimated costs associated with the severance of these seven corporate employees was $5.0 million.

        In total, severance costs associated with the termination of these 44 employees equaled $8.0 million.

      b.
      Facility Closure: The relocation of the corporate office from Troisdorf to Frankfurt was completed in February 2005 and pursuant to management's restructuring plan, management has abandoned the facility. The facility is under a lease for the next twelve years. Management evaluated the options available, including continuing to lease the facility, negotiating with the lessor to purchase the facility or sub-leasing the facility. Due to the poor location, management determined the most economical option was to continue to lease the facility until the lease termination (sub-leasing was not considered an option due to the facility quality and location). In total, estimated facility closure costs equaled $4.6 million.

    •
    Custom Synthesis & Legacy: Closure and Involuntary Termination

    a.
    On August 2, 2004, at a meeting held with all employees, Seifi Ghasemi communicated an involuntary termination in an entity that is part of the Custom Synthesis segment located at the Trosidorf facility and a relocation of the remaining employees to a facility in Schlebusch, Germany. Following the decision of the local board of directors on August 10, 2004, there was a management board decision, as a result of which 13 full-time-equivalent employees of Custom Synthesis were determined to be severed. In addition, 20 of Legacy's 35 employees were identified for termination. The social plan for these terminations was signed on August 17, 2004 after a "balance of interests" was negotiated with the works council on August 12 and 13, 2004. A detail of the social plan, provided to each employee, included information sufficient for each employee to calculate their severance. The remaining 27 employees were paid a relocation package. The relocation was completed in January 2005. Estimated relocation costs were $0.5 million and facility closure costs were $0.4 million. Subsequently, the former managing director of the Dynamic Synthesis business was terminated as initially planned. In total, severance costs associated with the termination of these 14 employees equaled $2.9 million.

    •
    Advanced Ceramics Facility Closures:

    a.
    Facility Closure—New Lebanon, New York: As part of an overall plant rationalization review, in the third quarter of 2004 the Advanced Ceramics segment announced the closure of its New Lebanon, New York plant with consolidation into the Laurens, South Carolina plant. This closure and relocation of certain manufacturing plant employees occurred in April 2005. The total restructuring charge was $2.7 million, including severance of $0.6 million, relocation costs of $1.9 million and facility closure costs of $0.2 million.

    b.
    Facility Closure—Ebersbach, Germany: Advanced Ceramics also plans to close the Ebersbach, Germany facility and sever existing employees. A total restructuring charge of $1.7 million has been accrued, including severance costs of $0.5 million and facility closure and relocation costs of $1.2 million. This closure has not yet been formally announced.

    c.
    Advanced Ceramics: Involuntary Termination:

      The Advanced Ceramics management also determined at the time of the Dynamit Nobel acquisition that there was an opportunity to reduce the number of Advanced Ceramics selling, general and administrative personnel. As part of the 2005 budget planning process, such management finalized this plan by identifying 17 individuals for termination at an estimated severance cost of $0.5 million. This plan was reviewed with and approved by Seifi Ghasemi as a part of Advanced Ceramics' budget presentation in Plochingen, Germany in November 2004 and communicated to those terminated shortly thereafter.

    •
    Specialty Chemicals:

    a.
    Elimination of Services Business: Specialty Chemicals completed a study of its Services organization in January 2005 and identified 50 employees for termination due to consolidation of administrative functions. Communication was made to these employees in January 2005. Total severance cost accrued was $6.2 million. Of the 50 employees, 17 are still employed by the Company; however, by the end of June 2005, none will be performing active services for Specialty Chemicals.

        This plan was initially developed by Dynamit Nobel management and included in the EITF 95-3 plan and approved by Rockwood management. The detail plan was approved by Rockwood management, local management and the workers council and communicated to employees, such communication meeting the requirements of EITF 95-3, in November 2004.

      b.
      Oakite: Specialty Chemicals' North American management communicated a salesperson rationalization program in November 2004 regarding its U.S. and Canadian operations. The plan to sever these employees was finalized by local management as part of the 2005 budget preparation in October 2004. This plan was presented to Seifi Ghasemi at the budget review in Princeton, New Jersey in November 2004. Pursuant to this plan, seven employees were terminated (one sales executive in Canada and six lower level sales people in the United States). The employees were notified shortly thereafter. Total severance costs associated with the termination of these seven employees equaled $0.5 million. In addition, Oakite rationalized its salesforce in Mexico by eliminating ten of its sales agents.

      c.
      Involuntary Termination: The Specialty Chemicals management also determined at the time of the Dynamit Nobel acquisition that there was an opportunity to reduce the number of Specialty Chemicals selling, general and administrative personnel in Germany outside of the Services area. As part of the 2005 budget planning process, such management finalized this plan by identifying seven individuals for termination at an estimated severance cost of $0.4 million. This plan was reviewed with and approved by Seifi Ghasemi as part of Specialty Chemicals' budget presentation in Frankfurt, Germany in November 2004 and communicated to those terminated shortly thereafter.

    •
    Titanium Dioxide Pigments:

      Titanium Dioxide Pigments management completed a reorganization plan of its operating and reporting structure in the Fall of 2004 that was initiated immediately following the Consummation Date. This reorganization plan resulted in the consolidation of two of its business lines with the executive in charge of the eliminated business line and his top sales people becoming redundant. As a result, the Titanium Dioxide Pigments segment eliminated four high level sales personnel, incurring $1.4 million of severance charges. This restructuring plan was:

      •
      approved by the Sachtleben Board of Directors on October 7, 2004;

      •
      communicated to Seifi Ghasemi by Dr. Wolf Griebler, the managing director of Titanium Dioxide Pigments, on that same day;

      •
      communicated to the Workers Council on October 26, 2004;

      •
      communicated to the affected employees on October 27, 2004; and

      •
      formally approved by senior management on November 1, 2004.

    •
    Johnson Matthey Pigments and Dispersions Business: Management's restructuring plan to sever 37 selling, general and administrative employees of the Johnson Matthey pigments and dispersions business was finalized by local management as part of the 2005 budget preparation in October 2004. This plan was presented to Seifi Ghasemi at the budget review in Princeton, New Jersey in November 2004. Almost all of the 37 employees were notified of termination in January 2005 (a small number of employees located in Australia were notified in early February 2005). As per EU consultation procedures, the plan was announced during site-wide meetings followed by individual discussions. In total, severance costs associated with the termination of these 37 employees totaled $0.9 million. Between the end of January and March 31, 2005, all of the severed employees left the company.

          Management is in the process of evaluating the remaining balance and the estimates as part of the second quarter closing process. Management will update the estimates as necessary during the second and third quarters. In accordance with EITF 95-3, if the ultimate amount of a cost expended is less than the amount recorded as a liability assumed in a purchase business combination, the excess will be recorded against goodwill. If the amount of a cost exceeds the amount recorded as a liability determined within one year of the acquisition date, the amount will be recorded against goodwill. If the amount is determined after one year, the amount will be recorded in net income in the period in which the adjustment is determined.

Note 19. Commitments and Contingencies, page F-48

19.
We note your response to prior comment 96. As previously requested, please also expand your disclosures regarding product liability matters. Given your disclosures on page 23, it appears that there are matters related to your Performance Additives segment, Advanced Ceramics segment, and Specialty Chemicals segment. Please clarify your disclosures to state whether any amounts have been accrued as well as the actual amounts accrued. In addition, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5. Please also provide the disclosures called for by SAB Topic 5:Y.

          In response to the Staff's comment, the Company has added disclosure relating to its product liability matters to Note 19 to the Company's financial statements for the year ended December 31, 2004.

ROCKWOOD SPECIALTIES GROUP'S
FORM 10-K/A#1 FOR THE YEAR ENDED DECEMBER 31, 2004

Comments applicable to your overall filing

20.
Please address the comments above in the future filings of Rockwood Specialties Group, as applicable.

          The Company respectfully informs the Staff that it will address the above comments in the future filings of Rockwood Specialties Group, as applicable.

21.
Please file an amendment to your Form 10-K to provide the Item 9A (Controls and Procedures) disclosures required by Item 307 and 308 of Regulation S-K. Please clearly disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2004. Specifically state whether or not you concluded they were effective. Given on page 53 you state that you have identified weaknesses in internal controls, please provide a description of each of these weaknesses.

          In response the Staff's comment, the Company has filed an amendment to its Form 10-K containing additional disclosure relating to the Company's controls and procedures.

ROCKWOOD SPECIALTIES GROUP'S
FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2005

Comment applicable to your overall filing

22.
Please address the comments above in your interim filings as well.

          The Company respectfully informs the Staff that it will address the above comments in the interim filings of Rockwood Specialties Group, as applicable, as well.

Item 4. Controls and Procedures

23.
Please file an amendment to your Form 10-Q to clearly disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of March 31, 2005. Specifically state whether or not you concluded they were effective. Refer to Item 307 of Regulation S-K.

          In response the Staff's comment, the Company has filed an amendment to its Form 10-Q containing additional disclosure relating to the Company's controls and procedures.

        Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff's comments.

        Please call me (212-455-2758) or Anette Somosi (212-455-2485) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ ROXANE F. REARDON
Roxane F. Reardon
cc:
Jennifer R. Hardy—Securities and Exchange Commission
Rufus Decker—Securities and Exchange Commission
Nudrat Salik—Securities and Exchange Commission
Thomas J. Riordan—Rockwood Holdings, Inc.

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  June 28, 2005